Submission of Consolidated Audit Report of Woori Finance Holdings Co., Ltd.

1. Date of Submission by Deloitte Anjin LLC, Woori Finance Holdings’ independent auditor: March 30, 2011

2. Key Earnings Figures

(Units: millions of KRW)

Item	FY 2010	FY 2009

Revenue*	34,700,400	54,061,689

Operating Income	1,838,734	1,383,261

Income before Income Tax	1,795,151	1,459,818

Net Income	1,299,610	1,115,773

*Represents operating revenue

3. Key Financial Figures

(Units: millions of KRW)

Item	FY 2010	FY 2009

Total Assets	291,427,557	284,904,067

Total Liabilities	274,508,779	268,916,936

Total Shareholders’ Equity	16,918,778	15,987,131

Capital Stock	4,030,077	4,030,077

Shareholders’ Equity/ Capital Stock (%)	419.8	396.7